■ EX-99.1
Changes in Affiliates (Addition)
1.	Company to be affiliated
-	Company Name: POS-PHILIPPINE MANILA PROCESSING CENTER INC.

-	Total Asset (KRW): 559,500,000

-	Total Equity (KRW): 559,500,000

-	Total Liabilities (KRW): -

-	Total Capital (KRW): 559,500,000

-	Purpose of the company: Processing and Sales of EG and CG for Appliances
2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation by POSTEEL, which acquired 100% of total shares of POS-PHILIPPINE MANILA PROCESSING CENTER.

4.	Total number of affiliated companies after additional affiliation: 83

5.	Date of Addition: December 19, 2007

6.	Others
-	The above amount is applied with the exchange rate on December 19, 2007 (~~W~~/U$: 932.50).